REPORT TO SHAREHOLDERS

During 2002, Atna initiated an aggressive campaign to acquire gold properties in Nevada and has subsequently built a portfolio of prospects with excellent potential for discovery. Management has the good fortune to have years of experience in the region and has extensive contacts with the ability to uncover high quality opportunities. Atna's significant land position in Nevada has generated expressions of interest from potential joint venture partners, affirming our confidence in the quality of the prospects. I believe Atna shareholders will be rewarded and that we will rapidly become a leading junior gold explorer.

Nevada is among the leading gold mining districts of the world with exceptional mineral endowment, good infrastructure, low operating costs, and minimal political and permitting risks. Atna has chosen to focus its effort in the heart of the most productive part of the State: the Carlin, Battle Mountain, and Getchell districts, as well as the Northern Nevada Rift. The Carlin trend alone produced the 50 millionth ounce of gold in late 2002. Targets include both high grade, bonanza type epithermal veins (e.g. Ken Snyder Mine, Ivanhoe, Mule Canyon) within the Rift and the more traditional sediment hosted deposits (e.g. Goldstrike, Meikle, Carlin, Rain).

Atna focused its efforts during much of 2002 on advanced copper prospects in Chile and succeeded in securing several outstanding copper resources. However, we did not anticipate the protracted slump in the copper market and were not prepared to take the financial risk of waiting for a recovery in the commodity price. Thus we abandoned efforts to finance the acquisition of an operating copper producing property and more recently, dropped our option on the Cerro Negro copper oxide deposit. Although we believe that the copper market is on the mend and the assets are of merit, we could not justify raising money at today's share price and consequently suffering significant dilution. Atna has retained exposure to the copper market through its 100% interest in the Celeste property, which covers the strike extension of Cerro Negro. Celeste has the potential for a mineable copper sulphide reserve along strike from Cerro Negro and will be advanced when the copper market improves.

The strengthened emphasis on gold exploration was coordinated with management and board changes to better enable us to achieve our goals. Peter DeLancey stepped down as Chairman of the Board and is thanked for his years of dedicated service to the shareholders of Atna. Peter has agreed to remain with Atna as our Chief Geologist. Glen
Dickson was appointed Chairman and brings years of success in exploration with junior companies. His leadership and experience are an excellent addition to the Atna team. Rob
McLeod was appointed Vice President of Exploration, greatly enhancing our ability to succeed in Nevada.

I look forward to an exciting and rewarding year.

Signed "David H. Watkins"

David H. Watkins
President and CEO



NEVADA

The Golden Cloud, Sno, and Beowawe prospects are high-grade vein-hosted epithermal gold targets, located within the North Nevada Rift. This geologic setting hosts several mines and deposits, the largest being Newmont Mining's Ken Snyder mine, 2.5 million tonnes averaging 38.4 g/t gold and 439.5 g/t silver.

GOLDEN CLOUD
The Golden Cloud epithermal gold prospect is strategically well located, south of Hecla/Great Basin Gold's Ivanhoe development project (719,000 tons grading 44.2 g/t gold and 240 g/t silver) and west of the Silver Cloud prospect, which is being actively explored by Placer Dome and Teck Cominco.

The property is underlain by Miocene aged bimodal volcanic flows and tuffs, and widespread cinnabar within opaline silica sinter, as well as chalcedonic quartz-filled structures. These sinters and structures are similar to those found at both Ivanhoe and Silver Cloud; they clearly constitute part of the same major geothermal system. Gravity and magnetic anomalies, as well as surface lineaments and sinter suggest north-northwest trending structures transecting the property, similar in orientation to those that host mineralization at the Silver Cloud prospect and the Ken Snyder mine.

Sno Property
The Sno property is located along the northern range-front of the Midas trough, 14 km west of Newmont's Ken Snyder mine. Sno is underlain by Miocene aged volcanic rocks, which are the facies equivalent to those at Ken Snyder mine. The property is transected by a north-northwest trending structural corridor which hosts highly anomalous gold (>100 ppb gold in rock chips) in strongly altered and brecciated zones, with cross-cutting, steep dipping, quartz-chalcedony veins. Previous vertical drilling near this structure intersected a down-hole length of 7.6m averaging 7.9 g/t gold, including 1.5m averaging 29.9 g/t gold. The gold occurrences, anomalous geochemistry, structure and host volcanic rocks all indicate a setting similar to the Ken Snyder mine and suggest good potential for a sub-surface, high-grade bonanza vein deposit.

BEOWAWE
The Beowawe project is located in the central part of the Northern Nevada Rift at the intersection with an east-west trending range-front fault, south of Newmont's Mule Canyon
Mine. This structure controls the Beowawe geothermal field near the western margin of the project area.

The Beowawe geothermal field is one of the largest and hottest in the Great Basin. Sinters and near-surface siliceous veins anomalous in gold are currently being precipitated. Geothermal exploration holes have intersected up to 30m grading 10 g/t gold. Sinter deposits occur along a 7 km trend of intense alteration and anomalous gold (>100 ppb gold) east of the hot springs. Previous operators intersected wide sections of anomalous gold at shallow levels, including 502 ppb gold over 16.8m, and 130 ppb gold over 106m. Brecciated quartz-chalcedony veins up to 3.0m wide are exposed in north-south trending gullies. Atna intends on targeting project `bonanza zone' levels within these veins at depth.

TRIPLE JUNCTION-DIXIE FORK
The Triple Junction and Dixie Fork projects are `Carlin type' sediment-hosted targets, located at the south end of the Carlin Trend. The projects are south of Newmont's Rain deposit cluster along the same extensional structure. The geology, alteration, mineralization, and structures at Triple Junction/Dixie Fork are suggestive of a similar geologic setting to these deposits.

Triple Junction is flanked by a 1,500m structurally controlled, north-striking zone of intense jasperoidal silicification and argillic alteration. The property occurs at the intersection of north-northeast and west-northwest structures. Gold assays previously reported from rock sampling at Triple Junction range up to 7 g/t gold. The
Dixie Fork target area encloses a graben structure, with uplifted rocks of the targeted geologic formation on its margins. The graben is cross-cut by Rain-trend parallel faults, felsic dikes, and barium enrichments.

The contact between the hangingwall Webb formation and footwall Devils Gate limestone, hosts the bulk of the mineralization in the Rain District. The outcropping strata on the Triple Junction/Rain properties cover a stratigraphic interval believed to be 200 to 400 meters above the Webb/Devil's Gate contact. At the Rain area deposits, this contact is known to host nearly all the economic mineralization. This contact, adjacent to graben faults, is the target of Atna's proposed exploration program.

YUKON

Atna retains its interest in the Wolverine (39%), Marg (67%), and Wolf (65%) polymetallic massive sulphide deposits in the Yukon. Minimal work programs were carried out to maintain claims in good standing during the past year of sustained low base metal prices. Although the projects are inventoried, the deposits constitute a valuable resource, which will be reflected in Atna's share price when zinc markets improve.

                             YUKON ASSET SUMMARY
           Deposit
Property    Type    Location   Tonnes*    Au g/t  Ag g/t  Cu%  Pb%  Zn%

Wolverine   VMS       Yukon  6,237,000(1)  1.76    370.9  1.33 1.55 12.66

Marg        VMS       Yukon  5,527,002(2)  0.98     62.7  1.76 2.46  4.60

Wolf        VMS       Yukon  4,100,000(3)     -     84.0     - 1.80  6.20


(1) Nov. 97 resource estimate calculation by Westmin Resources Ltd.
(2) Jan. 97 resource estimate calculation by J.P. Franzen, P.Eng.
(3) Jan. 99 resource estimate calculation by Atna Resources Ltd.


CHILE

The Cerro Negro copper oxide deposit in northern Chile was optioned from ENAMI during the year. An extensive program of underground bulk sampling, metallurgical testing and limited drilling was carried out. Although the deposit is believed to have economic potential, the work failed to justify the underlying option payments. Consequently, the agreement was terminated. Atna retains a 100% interest in the adjacent Celeste claims, which cover sulphide mineralization along strike from the Cerro Negro deposit.
Several drill intercepts indicate good potential for a sulphide deposit of 2 to 5 million tons possibly grading over 2% copper and 0.2 grams per ton gold. Further developments in the area will be followed closely.

Other Chilean projects reported on last year were dropped, including the Barreal Seco copper oxide deposit, where metallurgical testing indicated that high acid consumption rendered it uneconomic and Chanarcillo, where an 18 hole drilling program funded by a joint venture partner intersected widespread, sub economic silver grades.

Chile is a richly endowed country with some of the world's largest copper and gold deposits, an attractive investment environment, and a positive mining culture. Atna will continue to maintain its close links in the country to identify future opportunities.